Mail Stop 6010

September 9, 2005

George E, Mileusnic, Chief Financial Officer
Caribou Coffee Company
3900 Lakebreeze Avenue, North
Brooklyn Center, Minnesota 55429

> **Re:** **Caribou Coffee Company**
> **Pre-effective Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed September 6, 2005**
> **File No. 333-126991**

Dear Mr. Mileusnic:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our compliance with Shari'ah principles may make it difficult may make it difficult for us to obtain financing and may limit the products we sell, page 17

1.   Please refer to prior comment 7. Please expand page 37 to briefly discuss the material terms of the agreements related to the lease financing arrangement and the revolving credit facility, such as any material tax matters.

Business, page 44

2.   Please briefly discuss the material terms of your joint venture agreements and license agreements.

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

3.   We note from your response to prior comment 12 that you have provided a discussion on why you believe you have appropriately consolidated both the MSP and Bookcase joint ventures. We believe, however, that in regards to MSP, it is unclear how the accounting literature discussed in your response supports your consolidation of the joint venture. While EITF 96-16 may provide support that your rights overcome the presumption that the majority investor should consolidate according to SFAS 94, it does not conclude that because the majority investor should not consolidate, the minority investor automatically consolidates the entity. Additionally, we are unclear as to how FASB Staff Position FIN46(R)-3 supports consolidation as the discussion referenced appears to relate only to the determination of whether an entity is a variable interest entity. If you believe consolidation of MSP is appropriate because it complies with the guidance outlined in FIN 46R, explain in further detail your basis for this conclusion. Also, please further explain to us the accounting literature that supports your consolidation of the Bookcase joint ventures. Additionally, in regards to the Bookcase joint venture, although we note that you have been given the authority to conduct and manage the business of the joint venture by mutual agreement of the joint venture partners, please tell us the terms under which the other joint venture partners may take over that authority or make decisions that have a significant impact on the success of the joint venture. Your response should also indicate whether the authority to control the Bookcase joint ventures operations is provided under the terms of a written agreement or contract. If so, please provide us with a supplemental copy of this agreement.

Unaudited Financial Statements for the period ended July 3, 2005

Note 6. Equity and Stock Based Compensation

4.   We note from your response to prior comment 19 that you revised Note 6 to include the number of options granted subsequent to year end, the exercise price, and that the fair value of the Company's common stock was equal to the exercise price on the date of grant and therefore there was no intrinsic value. However, as previously requested, please revise your disclosure in Note 6, as well as the

MD&A section, to include whether the valuation used to determine the fair value of the options was contemporaneous or retrospective.

Other

5.   Please provide an updated consent of the Independent Registered Public Accounting Firm that is dated on or after the date of the Tandy letters/ updated independence disclosures in any future amendments to your Form S-1 registration statement.

Exhibits, page II-3

6.   Please refer to prior comment 25. Please file the exhibits to the master license agreement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3602 with any other questions.

Sincerely,

Thomas Jones
Senior Attorney

cc. John D. Wilson (King & Spalding, Atlanta GA)
Via Telefax 404-572-5100